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PSYCHECEUTICAL BIOSCIENCE, INC.

(formerly Blue Water Ventures International, Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

PSYCHECEUTICAL BIOSCIENCE, INC.

(formerly Blue Water Ventures International, Inc.)

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Psycheceutical Bioscience, Inc.
formerly Blue Water Ventures International, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Psycheceutical Bioscience, Inc. formerly Blue Water Ventures International, Inc. (the Company) as of December 31, 2022 and 2021, and the related consolidated statements of operations, stockholders' deficit, and cash flow for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the accompanying consolidated financial statements, the Company has suffered recurring losses from operations, generated negative cash flows from operating activities, will require additional capital to fund its current operating plan, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RBSM LLP

We have served as the Company's auditor since 2021.

PCAOB ID 587
New York, NY
July 21, 2023

PSYCHECEUTICAL BIOSCIENCE INC.
(formerly Blue Water Ventures International, Inc.)
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2022 AND 2021

	December 31, 2022	December 31, 2021
ASSETS		
Current Assets		
Cash	$ 1,994,805	$ 327,323
Option fee	100,000	—
Loans to officer	164	—
Total Current Assets	2,094,969	327,323
Notes receivable – related party	279,108	—
Total Assets	$ 2,374,077	$ 327,323
LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$ 200,624	$ 14,380
Stock-based compensation liability	1,380,000	—
Revenue participation subscriptions	787,000	—
Notes payable	51,550	250,000
Total Current Liabilities	2,419,174	264,380
Total Liabilities	2,419,174	264,380
Shareholders' (Deficit) Equity		
Preferred stock, $0.001 par value; 50,000,000 shares authorized, no shares issued and outstanding	—	—
Preferred stock, Series B, $0.001 par value, 175,000 shares authorized, 161,700 and 161,100 shares issued and outstanding at December 31, 2022 and 2021, respectively	162	161
Common stock, par value $0.001 per share, 3,400,000,000 shares authorized, 256,727,437 and 0 shares issued and outstanding as of December 31, 2022 and 2021, respectively	256,727	—
Additional paid-in capital	18,006,641	1,481,639
Stock subscription liability/ (receivable)	90,000	(70)
Accumulated deficit	(18,398,627)	(1,418,787)
Total Shareholders' (Deficit) Equity	(45,097)	62,943
Total Liabilities and Shareholders' Equity	$ 2,374,077	$ 327,323

The accompanying notes are an integral part of these consolidated financial statements

PSYCHECEUTICAL BIOSCIENCE, INC.
(formerly Blue Water Ventures International, Inc.)
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

| | For the year ended December 31, | |
	2022	2021
Continuing Operations		
Revenues	$ —	$ —
Operating Expenses		
Stock-based compensation	13,261,216	530,500
General and administrative expenses	3,060,027	—
Research and development	661,095	869,731
Total operating expenses	16,982,338	1,400,231
Loss from operations	(16,982,338)	(1,400,231)
Other income (expense)		
Interest Income	4,108	—
Interest expense	(1,610)	(14,356)
Loss before provision for income taxes	(16,979,840)	(1,414,587)
Provision for income taxes (Note 7)	—	—
Net loss	$ (16,979,840)	$ (1,414,587)
Net loss per common share, basic and diluted	$ (0.08)	$ (0.02)
Weighted average common shares outstanding, basic and diluted	225,264,104	73,628,333

The accompanying notes are an integral part of these consolidated financial statements

PSYCHECEUTICAL BIOSCIENCE, INC.
(formerly Blue Water Ventures International, Inc.)
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' (DEFICIT) EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022 and 2021

	Preferred Stock		Common Stock		Additional Paid-in	Subscription	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	(Deficit) Equity
Balance as of December 31, 2020	126,000	$ 126	—	$ —	$ 6,174	$ (700)	$ (4,200)	$ 1,400
Stock subscription received	—	—	—	—	—	630	—	630
Stock issued for services	31,320	31	—	—	530,469	—	—	530,500
Stock issued for cash	3,780	4	—	—	944,996	—	—	945,000
Net loss	—	—	—	—	-	-	(1,414,587)	(1,414,587)
Balance as of December 31, 2021	161,100	161	—	—	1,481,639	(70)	(1,418,787)	62,943
Issuance of Preferred stock	600	1	—	—	149,999	(50,000)	—	100,000
Effect of merger – January 19, 2022	—	—	164,947,437	164,947	(3,363)	—	—	161,584
Payment of stock subscription receivable			—	—	(70)	70	—	—
Common stocks issued for cash	—	—	91,780,000	91,780	4,497,220	140,000	—	4,729,000
Warrants issued for services	—	—	—	—	9,419,960	—	—	9,419,960
Stock-based compensation	—	—	—	—	2,461,256	—	—	2,461,256
Net loss	—	—	—	—	—	—	(16,979,840)	(16,979,840)
Balance December 31, 2022	161,700	$ 162	256,727,437	$ 256,727	$ 18,006,641	$ 90,000	$ (18,398,627)	$ (45,097)

The accompanying notes are an integral part of these consolidated financial statements

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PSYCHECEUTICAL BIOSCIENCE, INC.
(formerly Blue Water Ventures International, Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

		For the year ended December 31,		
		2022		**2021**
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	$	(16,979,840)	$	(1,414,587)
Adjustments to reconcile net loss to cash used in operating activities				
Common stock issued for services		1,380,000		530,500
Warrants issued for services		9,419,960		—
Stock-based compensation		2,461,256		—
Royalty expense		75,000		—
Interest Income		(4,108)		—
Changes in operating assets and liabilities				
Increase in accounts payable and accrued liabilities		186,323		14,380
Net cash used in operating activities		(3,461,409)		(869,707)
CASH FLOWS FROM INVESTING ACTIVITIES				
Cash acquired as part of merger		1,000,055		—
Issuance of notes receivable		(350,000)		—
Exclusivity option fee		(100,000)		—
Loans to officers		(164)		—
Net cash provided by investing activities		549,891		—
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash proceeds from issuance of common stock		4,729,000		945,000
Cash proceeds from issuance of preferred stock		100,000		—
Proceeds from collection of subscription receivable		—		630
Proceeds from notes payable		—		250,000
Repayment of notes payable		(250,000)		—
Net cash provided by financing activities		4,579,000		1,195,630
Net change in cash		1,667,482		325,923
Cash-beginning of period		327,323		1,400
Cash-end of period	$	1,994,805	$	327,323
Supplemental Disclosures of Cash Flow Information:				
Cash paid for interest	$	4,323	$	-
Cash paid for income taxes	$	-	$	-
Non-Cash investing and financing activities:				
Preferred stock issued against subscription receivable	$	50,000	$	-

The accompanying notes are an integral part of these consolidated financial statements

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1. **Description of Company**

    Psycheceutical Bioscience, Inc., formerly known as Blue Water Ventures International, Inc., was incorporated in the State of Nevada on June 16, 2004. The company is a pharmaceutical company with patented Janus particle production and novel delivery technologies that is intended to bring the highest levels of safety and efficacy to psychedelic compounds for the medical and pharmaceutical industries. The company expects to create and license its own patented nano-encapsulated and novel delivery formulas using different combinations of psychedelic molecules.

    On January 19, 2022, Psych Acquisition Sub, Inc. ("Acquisition Corp."), a wholly-owned subsidiary of Blue Water Ventures International, Inc. OTC PINK BWVI ("BWVI"), merged (the "Merger") with and into Psycheceutical, Inc., ("Psycheceutical"). Psycheceutical was the surviving corporation of that Merger. As a result of the Merger, BWVI acquired the business of Psycheceutical and now continues the existing business operations of Psycheceutical as its wholly-owned subsidiary (collectively, the "Company"). Simultaneously with the closing of the Merger, all of the issued and outstanding shares of Psycheceutical common stock converted, on a 1-for-500 basis, into shares of BWVI's Series B Preferred Stock. Following the Merger, the Series B shares as a group represented an approximate 83% ownership in BWVI.

    On March 7, 2022, BWVI amended and restated its Articles of Incorporation with the State of Nevada which included changing its name to Psycheceutical Bioscience, Inc. and increasing the number of authorized shares of preferred stock from 5,000,000 shares to 50,000,000 shares and the authorized shares of common stock from 300,000,000 shares to 3,400,000,000 shares.

    All business combinations require the identification of the acquiring entity, which is the entity that obtains control of the acquiree. As control is a prerequisite to determining the accounting acquirer, the first step in determining if a business combination has occurred is to determine if control of another entity has been obtained. Based on the relative voting power of Psycheceutical shareholders, having approximately 83% ownership, Psycheceutical comprising the ongoing operations of the combined entity, Psycheceutical comprising a majority of the governing body of the combined company and Psycheceutical's senior management comprising the senior management of the combined company. Accordingly, for accounting purposes, Psycheceutical was determined to be the accounting acquirer. The Company followed the guidance for reverse acquisition and historical results of Psycheceutical are included at pre-combination carrying amounts except for equity which has been restated using the exchange ratio established in the acquisition agreement. The accounting for the transaction is identical to that resulting from a reverse merger, except that goodwill or other intangibles should not be recognized. As such, the Merger was accounted for as a reverse recapitalization in accordance with generally accepted accounting principles in the United States ("US GAAP"). Under this method of accounting, BWVI, who is the legal acquirer, is treated as the "acquired" company for accounting purposes and Psycheceutical is treated as the accounting acquirer whereby the historical financial statements of Psycheceutical became the historical financial statements of the Company upon the closing of the Merger. Accordingly, the Merger was treated as the equivalent of Psycheceutical issuing shares at the closing of the Merger for the net assets of BWVI as of the closing date, accompanied by a recapitalization. The net assets of BWVI were stated at historical cost, with no goodwill or other intangible assets recorded.

    Net assets of BWVI as of transaction date:

Cash	$	1,000,055
Other		79
Revenue Participation Agreements		(787,000)
Note Payable		(51,550)
	$	161,584

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On November 22, 2021, BWVI entered into an agreement with W. Keith Webb, it's former CEO, to sell the operating subsidiary in exchange for 100,000 shares of BWVI common stock. The terms were that the assets and liabilities of the operations would be transferred to Blue Water Ventures International, LLC ("BWVI LLC") and that the membership interest in that wholly-owned subsidiary would be transferred to W. Keith Webb. On December 30, 2021 all of the assets and liabilities of BWVI were transferred to BWVI LLC excluding Cadence Bank account in connection with the Contribution Agreement. BWVI LLC was organized as a manager managed LLC, so despite the fact that BWVI owned all of the membership interests in BWVI LLC, BWVI no longer had operational control which we believe to be a deconsolidation event. Based on this organizational structure, as of the close of Merger described above, which occurred on January 19, 2022, BWVI did not have control of the net assets in BWVI LLC, therefore those net assets were not included in the merger accounting described above.

On October 6, 2022, Psycheceutical AU PTY LTD was formed in Australia, which is wholly-owned by Psycheceutical.

2.   **Liquidity and Going Concern**

The accompanying consolidated financial statements have been prepared in conformity with GAAP, which contemplate continuation of the Company as a going concern and the realization of assets and satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the consolidated financial statements do not necessarily purport to represent realizable or settlement values. The consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Any formulations will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts will require significant amounts of capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company's formulation efforts are successful, it is uncertain when, if ever, the Company will realize revenue from sales or licensing.

The Company has financed its activities through equity financing. The Company has funded its operations primarily with capital contributions from its founders and proceeds from the sale of its common stock. The Company expects to generate operating losses for the foreseeable future. The future viability of the Company is dependent in part on its ability to raise additional capital to finance its operations. The Company's inability to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. There can be no assurance that the current operating plan will be achieved or that additional funding will be available on terms acceptable to the Company, or at all.

Management expects to incur additional losses and cash outflows in the foreseeable future in connection with its operating activities. The Company will need to raise debt or equity financing in the future in order to finance its operations until operations are cashflow positive. However, there can be no assurance that such financing will be available in sufficient amounts and on acceptable terms, when and if needed, or at all. The Company believes its cash balances and cash flow from operations will not be sufficient to fund the commencement of its operations over the next twelve months from the issuance date of these consolidated financial statements. The Company will need to raise additional funding from investors or through other avenues to continue as a going concern.

As a result of the above, in connection with the Company's assessment of going concern considerations, these conditions raise substantial doubt about the Company's ability to continue as a going concern for one year from the issuance of the consolidated financial statements. These consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

3. **Summary of significant accounting policies**

Basis of preparation and statement of compliance

These consolidated financial statements reflect the Company's historical financial position, results of operations and cash flows as they have been historically managed in accordance with Generally Accepted Accounting Principles in the United States ("US GAAP"). The consolidated financial statements have been prepared under the historical cost convention, unless otherwise indicated in the significant policies below.

The consolidated financial statements are presented in US dollars, which is also the Company's functional currency.

Basis of Consolidation

Subsidiaries

Subsidiary corporations are all entities (including structured entities) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiary corporations are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

In preparing the consolidated financial statements, intercompany transactions and balances and unrealized gains on transactions between the Company's entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Non-controlling interests comprise the portion of a subsidiary corporation's net results of operations and its net assets, which is attributable to the interests that are not owned directly or indirectly by the equity holders of the Company. They are shown separately in the consolidated statement of comprehensive income, statement of changes in equity, and balance sheet. Total comprehensive income is attributed to the non-controlling interests based on their respective interests in a subsidiary corporation, even if this results in the non-controlling interests having a deficit balance.

Emerging Growth Company Status

The Company is expected to be an emerging growth company, as defined in Section 2(a) of the Securities Act of 1933, as amended, (the "Securities Act"), as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as to those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Sales and marketing expense

Sales and marketing expense, including advertising costs, are expensed as incurred.

Acquisitions

The acquisition method of accounting is used to account for business combinations entered into by the Company.

The consideration transferred for the acquisition of a subsidiary corporation or business comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiary corporation measured at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree at the date of acquisition either at fair value or at the non-controlling interest's proportionate share of the acquiree's identifiable net assets.

The excess of (i) the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (ii) fair value of the identifiable net assets acquired, is recorded as goodwill.

Disposals

When a change in the Company's ownership interest in a subsidiary corporation result in a loss of control over the subsidiary corporation, the assets and liabilities of the subsidiary corporation including any goodwill are derecognized. Amounts previously recognized in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained profits if required by a specific Standard.

Transactions with non-controlling interests

Changes in the Company's ownership interest in a subsidiary that do not result in a loss of control over the subsidiary are accounted for as transactions with equity owners of the Company. Any difference between the change in the carrying amounts of the non-controlling interest and the fair value of the consideration paid or received is recognized within equity attributable to the equity holders of the Company.

Coronavirus ("COVID-19") Impact

Since the last financial year ended December 31, 2021, the Coronavirus continued to have impact on local and world economies. There continue to be some uncertainties with respect to future developments and impact to the Company related to the COVID-19 pandemic. The extent to which COVID-19 may further impact the Company's business activities will depend on future developments. The Company cannot determine the ultimate financial and operational impacts at this time. Any deterioration in the current situation could have an adverse impact on our business, results of operations, financial position and cash flows in 2023 and 2024.

The Company has considered the market conditions (including the impact of COVID-19) as at the balance sheet date, in making estimates and judgements on the recoverability of assets as at December 31, 2022.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are adjusted to reflect actual experience when necessary. Such estimates included, but are not limited to, valuation of share-based compensation, valuation of the Company's common stock, contingent liabilities, estimation of contingencies, recoverability of deferred tax assets and estimation of income taxes. Our actual results may differ from our estimates.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash at banks and on hand and short-term deposits which have an original maturity of three months or less or are readily convertible into a known amount of cash. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. As of December 31, 2022 and 2021, the Company had $1,744,805 and $77,322 in excess of the federal insurance limit, respectively.

Stock Subscription Receivable

The Company records stock issuances at the effective date. When stock subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders' equity (deficit) on the consolidated balance sheet.

Related Parties Transactions

A related party is generally defined as (i) any person that holds 10% or more of the Company's securities and their immediate families, (ii) the Company's management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company conducts business with its related parties in the ordinary course of business. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm's-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm's length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Leases

Effective July 2021, the Company accounts for its leases under ASC 842, Leases ("ASC 842"). Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the consolidated balance sheet as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term.

In calculating the right of use asset and lease liability, the Company elects to combine lease and non-lease components as permitted under ASC 842. The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election and recognizes rent expense on a straight-line basis over the lease term.

As of December 31, 2022 and 2021, the Company did not have any long-term leases.

Concentration of Credit Risk

Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents. The Company places cash and cash equivalents in established financial institutions. The Company has no significant off-balance-sheet risk or concentration of credit risk, such as foreign exchange contracts, options contracts, or other foreign hedging arrangements.

Net Loss per Common Share

The Company computes net loss per share under Accounting Standards Codification subtopic 260-10, Earnings Per Share ("ASC 260-10"). Basic net income (loss) per common share is computed by dividing net loss by the weighted average number of shares of common stock. Diluted net loss per share is computed using the weighted average number of common and common stock equivalent shares outstanding during the period. There is no effect on diluted loss per share since the common stock equivalents are anti-dilutive as of December 31, 2022 and 2021.

Research and Development Costs

Research and development costs will be expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries, share-based compensation and benefits, travel, and external costs of outside vendors engaged to conduct clinical development activities, clinical trials and the cost to manufacture clinical trial materials.

Revenue Participation Subscriptions

The Company has various revenue participation subscription agreements which are recorded as liability when the subscription is sold. The Company reduces the liability as the holders receive their share of the net proceeds, as defined, from future recoveries of specified projects.

Share-Based Compensation

The Company accounted for all share-based payment awards, if any, granted to employees and non-employees as share-based compensation expense at fair value. The Company grants equity awards under its share-based compensation programs, which may include share options and restricted ordinary shares. The measurement date for employee and non-employee awards is the date of grant, and share-based compensation costs are recognized as expense over the requisite service period, which is the vesting period, on a straight-line basis.

During the year ending December 31, 2022 and 2021, the Company expensed approximately $1,380,000 and $530,500, respectively, in share-based compensation to two consultants.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in its tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the consolidated financial statements and tax basis of assets and liabilities substantively enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that deferred tax assets will be recovered in the future to the extent management believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position   must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed as the amount of benefit to recognize in the consolidated financial statements. The amount of benefits that may be used is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate, as well as the related net interest and penalties. As of December 31, 2022 and 2021, the Company has not identified any uncertain tax positions.

The Company recognizes interest and penalties, if any related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated financial statement of operations and comprehensive loss. As of December 31, 2022 and 2021, no accrued interest or penalties are included on the related tax liability line in the consolidated balance sheets.

Fair Value Measurements

Accounting Standards Codification subtopic 825-10, Financial Instruments ("ASC 825-10") requires disclosure of the fair value of certain financial instruments. The carrying value of cash and cash equivalents, accounts payable, accrued liabilities, and short-term borrowings, as reflected in the consolidated balance sheets, approximate fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

The Company follows Accounting Standards Codification subtopic 820-10, Fair Value Measurements and Disclosures ("ASC 820-10") and ASC 825-10, which permits entities to choose to measure many financial instruments and certain other items at fair value.

Reclassifications

Certain reclassifications have been made to the prior years' data to conform to the current year presentation. These reclassifications had no effect on reported income (losses).

Benefit from Research and Development Tax Credit

As a company that intends to carry out extensive research and development activities, the Company may benefit from research and development tax credits.

Changes in accounting principles and recently issued accounting pronouncements

In August 2020, the FASB issued ASU No. 2020-06, "Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for

Convertible Instruments and Contracts in an Entity's Own Equity," which signifies the accounting for certain financial instruments with characteristics of liability and equity, including convertible instruments and contracts on an entity's own equity. The standard reduces the number of models used to account for convertible instruments, removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, and requires the if-converted method for calculation of diluted earnings per share for all convertible instruments. The ASU is effective for the Company for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2021. The adoption of ASU 2020-06 did not have a material impact on the Company's consolidated financial statements.

In September 2022, the FASB issued ASU No. 2022-04 – Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations which is intended to enhance the transparency surrounding the use of supplier finance programs. The guidance requires companies that use supplier finance programs to make annual disclosures about the program's key terms, the consolidated balance sheet presentation of related amounts, the confirmed amount outstanding at the end of the period and associated rollforward information. Only the amount outstanding at the end of the period must be disclosed in interim periods. The guidance does not affect the recognition, measurement or financial statement presentation of supplier finance program obligations. The guidance becomes effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the rollforward information, which is effective for fiscal years beginning after December 15, 2023. The Company does not have any supplier finance programs and does not believe the impact of adopting this accounting standard update will be material to the consolidated financial statements.

In March 2020, the FASB issued authoritative guidance to provide optional relief for companies preparing for the discontinuation of interest rates such as the London Interbank Offered Rate ("LIBOR") and applies to lease and other contracts, hedging instruments, held-to-maturity debt securities and debt arrangements that reference LIBOR or another rate that is expected to be discontinued as a result of reference rate reform. In January 2021, the FASB issued authoritative guidance that makes amendments to the new rules on accounting for reference rate reform. The amendments clarify that for all derivative instruments affected by the changes to interest rates used for discounting, margining or contract price alignment, regardless of whether they reference LIBOR or another rate expected to be discontinued as a result of reference rate reform, an entity may apply certain practical expedients in ASC 848. In December 2022, the FASB issued authoritative guidance to defer the sunset date of ASC 848 from December 31, 2022 to December 31, 2024. The Company is currently evaluating the potential impact of modifying treasury related arrangements and applying the relevant ASC 848 optional practical expedients, as needed. For existing lease, debt arrangements and other contracts, the Company does not expect any qualifying contract modifications related to reference rate reform and therefore does not expect that the optional guidance in ASC 848 will need to be applied through December 31, 2024. The Company will continue to monitor new contracts that could potentially be eligible for contract modification relief through December 31, 2024.

In October 2021, the FASB issued ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (Topic 805). This ASU requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities (deferred revenue) from acquired contracts using the revenue recognition guidance in Topic 606. At the acquisition date, the acquirer applies the revenue model as if it had originated the acquired contracts. For the Company, the new guidance is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Adoption of the ASU should be applied prospectively. Early adoption is also permitted, including adoption in an interim period. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

4. **Notes Receivable – related party**

The owners of mPhasics are directors and officers of the Company. In connection with the mPhasics license agreement (disclosed under the Minimum Royalty Obligation footnote) in May 2022, the Company entered into a convertible promissory note (the "Note") with mPhasics, LLC pursuant to which the Company contemplated, under certain conditions, to advance to mPhasics an aggregate of $1,000,000 as follows: (A) $350,000 on April 30, 2022, which amount was timely advanced; and (B) (i) an additional $150,000 not later than June 30, 2022; (ii) and additional $250,000 to be funded not later than September 30, 2022; and (iii) an additional $250,000 to be funded not later than December 31, 2022, which amounts had not been advanced as of December 31, 2022. The Company has decided not to advance the $650,000 and has not recorded the liability nor the offsetting note receivable as of December 31, 2022.

The Note bears interest at a rate of 2% per annum. Under the Note, Borrower is entitled to offset against any outstanding amounts under the Note any minimum royalty payments that become due to Borrower under the mPhasics Agreement. During the year ended December 31, 2022, the principal amount due under the Note was reduced by $75,000 as a result of the application of a minimum royalty offset.

5. Notes Payable

During the year ended December 31, 2021, the Company borrowed $250,000 from a third party. However, there was no formal agreement but a verbal agreement with the note holder to just pay the amount of the note with interest at the rate of 10% per annum. The balance on the note as of December 31, 2022 and 2021 is $0 and $264,355, respectively, including interest accrued thereon of $0 and $14,355, respectively. For the years ended December 31, 2022 and 2021, the Company recognized interest expense of $1,610 and $14,356, respectively. In 2022, the Company repaid the full $250,000 along with accrued interest. The Company did not issue any shares pursuant to the said note and is not obligated to issue any shares.

In 2022, Notes payable consists of $51,550 of unsecured cash advances to BWVI with no specified repayment terms. Upon the sale of BWVI LLC, these liabilities were transferred to that entity, however the Company has not been legally released from their obligation, so the liability remains on its books.

6. Revenue Participation Subscriptions

During 2006 through 2021, BWVI sold marine salvage royalty interest subscriptions aggregating $787,000, which entitles the holders to a share of net proceeds, as defined, from future recoveries on specified projects. Upon the sale of BWVI LLC, these liabilities were transferred to that entity, however the Company has not been legally released from their obligation, so the liability remains on its books.

7. Stockholders' Equity

Preferred Stock

The Company's authorized capital stock consists of 50,000,000 shares of preferred stock at a par value of $0.001 per share. As of December 31, 2022 and 2021, there were 0 shares of Preferred stock issued and outstanding.

Series B Preferred Stock

Simultaneously with the closing of the Merger described in Note 1, all of the issued and outstanding shares of Psycheceutical common stock converted, on a 1-for-500 basis, into shares of the BWVI's Series B Preferred Stock. All issued and outstanding shares of Series B Preferred Stock shall automatically be converted into fully paid and non-assessable shares of common stock, without the payment of additional consideration by the holders thereof, on the date immediately following (the "Conversion Date") the effective date of any reverse split of common stock, where outstanding shares of common stock are reclassified and changed into fewer shares of outstanding common stock, at a conversion rate of 5,000 shares of common stock for every one share of Series B Preferred Stock. The Series B Preferred Stock have the same voting rights as the common stock as if they had been converted. The Series B shares as a group represent an approximate 76% ownership in BWVI as of December 31, 2022.

In connection with the merger, on January 19, 2022, the Company issued 600 shares of Series B Preferred Stock for $150,000, of which $50,000 was recorded as a stock subscription receivable. The stock subscription receivable remains outstanding as of December 31, 2022.

On March 7, 2022, BWVI amended and restated its Articles of Incorporation with the State of Nevada which included an increase in the number of authorized shares of preferred stock from 5,000,000 shares to 50,000,000 shares and authorized shares of common stock from 300,000,000 shares to 3,400,000,000 shares.

As of December 31, 2022 and 2021, there were 161,700 and 161,100 shares of Series B Preferred Stock issued and outstanding, respectively.

Common Stock

The Company's authorized capital stock consists of 3,400,000,000 shares of common stock at a par value of $0.001 per share.

In December 2020, in connection with Psycheceutical's formation, the Company issued 63,000,000 common shares to its founders at par value of $0.0001 per share and received $1,400 in cash by the date of these consolidated financial statements.

The remaining stock subscriptions of $700 were received subsequent to December 31, 2020.

On June 11, 2021, the Board of Directors authorized a three for one forward stock split for those shareholders of record at that date. All share and per share data have been retroactively restated in the 2021 consolidated financial statements to reflect the effects of the forward split.

In 2021, the Company issued 14,600,000 shares of common stock to an employee, an advisor and a director as an inducement to join the Company. The share grants had no vesting or other conditions that may affect shareholders. The income statement reflects $1,460 in share-based compensation expense related to these share grants. The Company took into consideration ASC 820 and FASB 718 in determining fair value for these grants. The effect on the cash flow statement was a non-cash expense in the amount of $1,460.

In September 2021, the Company sold 1,890,000 shares of the Company's common stock to various investors in a private placement under a Reg D exemption for $0.50 per share resulting in $945,000 in proceeds to the Company.

During the years ended December 31, 2022 and 2021, the Company issued 10,000,000 and 1,060,000 shares of common stock to two consultants, valued at $1,380,000 and $530,500, respectively as share-based compensation. The share grants had no vesting or other conditions that may affect shareholders. The income statement reflects $1,380,000 and $530,000 in share-based compensation expense related to these share grants or the years ended December 31, 2022 and 2021, respectively. The Company took into consideration ASC 820 and FASB 718 in determining fair value for these grants. The effect on the cash flow statement was a non-cash expense in the amount of $1,380,000 and $530,500, respectively. As of December 31, 2022, the 10,000,000 had not been issued to the consultant therefore the balance ($1,380,000) is classified as a liability. These shares were issued in April 2023.

In connection with the reverse acquisition in January 2022 as disclosed in Note 1, BWVI former shareholders received, 164,947,437 shares of common stock and the 80,850,000 shares of common stock held by the Psycheceutical stockholders were converted to 161,700 shares of Series B Preferred Stock.

In 2022, the Company sold 94,580,000 shares of the Company's common stock and 98,080,000 fully vested warrants with an exercise price of $0.10 per share that expire March 31, 2025 to various investors in a private placement under a Regulation D exemption for $0.05 per share resulting in $4,729,000 in proceeds to the Company. As of December 31, 2022, 2,800,000 shares had not been issued to investors but $140,000 cash had been received from the Company therefore $140,000 is classified as a liability. These shares were issued in April 2023.

As of December 31, 2022 and 2021, there were 256,727,437 and 0 shares of common stock issued and outstanding, respectively.

8. **Stock Options and Warrants**

Stock Options

On June 6, 2022, the Company adopted its 2022 Stock Plan (the "Plan"). The Plan provides both for the direct award or sale of shares and for the grant of options to purchase shares. The Plan is designed to promote the interests of the Company using equity investment interests to attract, motivate, and retain individuals. A maximum of 120,000,000 shares are authorized under the Plan. The Plan is administered by a committee appointed by the Board. This committee determines the type, number, vesting requirements and other features and conditions of such awards. Generally, stock options granted from the Plan have a contractual term of ten years from the date of the grant and vest over one to three years. The Company has issued stock options to certain employees, non-employee directors and officers, and advisors of the Company. As of December 31, 2022, there were approximately 77,500,000 shares remaining available for future issuance under the Plan.

Stock-Based Compensation Valuation Assumptions

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions noted in the following table. Stock-based compensation expense related to stock options is based on the fair value on the date of grant and is amortized over the vesting period, generally between 1 to 3 years. Expected volatilities are based on historical pricing of guideline companies over the expected term. The expected term of stock options granted is based on the practical expedient and estimated the expected term as the midpoint between the vesting date and the contractual term. The risk-free rate for periods within the contractual life of the stock option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following weighted-average assumptions were used for grants issued during 2022 under the ASC No. 718 requirements:

	2022
Weighted average risk-free rate	2.98-3.11%
Weighted average volatility	52.7% - 71.7%
Dividend yield	0.00%
Expected term (in years)	5.00-10.00

The Company estimates forfeitures, based on historical activity, at the time of grant and revised if necessary, in subsequent periods if actual forfeiture rates differ from those estimates. Stock-based compensation expense for employees, non-employee directors and officers, and advisors of the Company during the year ended December 31, 2022 was $2,461,256.

Stock Option Activity

The following table summarizes stock option activities for the year ended December 31, 2022:

	Outstanding Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Term	Aggregate Intrinsic value
Outstanding December 31, 2021	-	-	-	$ -
Granted	42,500,000	0.13		
Outstanding December 31, 2022	42,500,000	$ 0.13	6.22	$ 892,500
Options vested and exercisable at December 31, 2022	13,277,778	$ 0.13	6.22	$ 616,667

The per-share weighted average grant-date fair value of stock options granted during the year ended December 31, 2022 was $0.02. A deferred tax asset generally would be recorded related to the expected future tax benefit from the exercise of the non-qualified stock options. However, due to a history of net operating losses ("NOLs"), a full valuation allowance has been recorded related to the tax benefit for non-qualified stock options.

Warrants

During the year ended December 31, 2022, the Company issued warrants to purchase up to 157,780,000 shares of its common stock to certain advisors and consultants. The fair value of the warrants was calculated on the date of issuance using a Monte Carlo simulation and Black Scholes model with a volatility figure derived from using the historical stock prices of comparable companies. The Company accounts for the expected life of warrants based on the mid-point between the vested date and the contractual expiration of the warrant. The risk-free interest rate was determined from the implied yields of U.S. Treasury zero-coupon bonds with a remaining life consistent with the expected term of the warrants.

In applying the Monte Carlo and Black-Scholes option pricing models, the Company used the following assumptions in 2022:

Risk-free interest rate	0.80 – 3.76 %
Expected term (years)	3 - 5
Expected volatility	62.6-89.1 %
Expected dividends	0.00

The following table summarizes the changes in warrants outstanding and the related prices for the shares of the Company's common stock:

Warrants Outstanding			Warrants Exercisable		
Exercise Price	**Number Outstanding**	**Weighted Average Remaining Contractual Life (Years)**	**Weighted Average Exercise Price**	**Number Exercisable**	**Weighted Average Remaining Contractual Life (Years)**
$ 0.05 – 0.50	148,180,000	4.42	$ 0.08	138,180,000	4.42

Stock-based compensation expense in connection with warrants for certain advisors and consultants of the Company during the year ended December 31, 2022 and 2021 was $9,419,960 and $0, respectively.

9. Income Taxes

The Company is subject to taxation in the U.S. and state jurisdictions. The income tax expense for the years ended December 31, 2022 and 2021 are as follows (in thousands):

	As of December 31, 2022	As of December 31, 2021
Current		
Federal	$ —	$ —
State	—	—
Total Current	$ —	$ —

Deferred

Federal	$	(3,974,235)	$	(297,063)
State		(822,288)		(61,464)
Total Deferred	$	(4,796,523)	$	(358,527)
Less Valuation Allowance		4,796,523		358,527
Total Provision for Income Taxes	$	—	$	—

A reconciliation of the federal statutory income tax rate to the Company's effective income tax rate is as follows:

	As of December 31,	
	2022	**2021**
Federal statutory income tax rate	21.00%	21.00%
State tax	4.35%	4.35%
Deferred tax true-up	0.66%	—%
Change in valuation allowance	(26.01)%	(25.35)%
Total tax benefit	0.00%	0.00%

Significant components of the Company's deferred tax assets are as follows (in thousands):

		As of December 31,		
		2022		**2021**
Deferred Tax Assets:				
Federal NOLs	$	1,077,974	$	297,063
State NOLs		223,058		61,464
Stock based compensation		3,495,510		—
	$	4,796,523	$	358,527
Less: Valuation allowance		(4,793,523)		(358,527)
Net Deferred Tax Assets		—		—
Deferred Tax Liabilities		—		—
Net Deferred Taxes	$	—	$	—

As of December 31, 2022 and 2021, the operation incurred $5,133,211 and $1,414,587, respectively of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carryforwards has no expiration. The Company has provided for a full valuation allowance against the deferred tax assets of $4,793,523 and $358,527 at December 31, 2022 and 2021, respectively, on the expected

future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

The Company is subject to taxation in the U.S. and various foreign jurisdictions. U.S. federal income tax returns for 2020 and after remain open to examination. As of December 31, 2022 and 2021, the Company does not have any unrecognized tax benefits, and continues to monitor its current and prior tax positions for any changes. The Company recognizes penalties and interest related to unrecognized tax benefits as income tax expense. For the years ended December 31, 2022 and 2021, there were no penalties or interest recorded in income tax expense.

Section 382 of the Internal Revenue Code ("Section 382") imposes limitations on a corporation's ability to utilize net operating losses if it experiences an "ownership change." In general terms, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50 percentage points over a three-year period. Any unused annual limitation may be carried over to later years, and the amount of the limitation may under certain circumstances be increased by the built-in gains in assets held by the Company at the time of the change that are recognized in the five-year period after the change.

The Company has not performed a study to assess whether an ownership change for purposes of Section 382 has occurred, or whether there have been multiple ownership change since the Company's inception, due to the significant costs and complexities associated with such study. If the Company has experienced a change in control, as defined by Section 382, at any time, utilization of net operating loss carryforwards would be subject to an annual limitation under Section 382. Any limitation may result in expiration of a portion of the net operating losses before utilization.

10. Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common shares issued and outstanding during the period.

For the years ended December 31, 2022 and 2021, the weighted average number of shares for diluted earnings per share was not increased to take into consideration conversion of the preference shares and the theoretical effect of the potential common shares that would be issued for the Company's employee share schemes as the effect would have been anti-dilutive. See Note 6 "Share capital" for additional details related to the Company's preference shares and the Company's employee share schemes.

The following table provides the amounts used in the calculation of basic and diluted earnings per share for the years ended December 31, 2022 and 2021:

	For the year ended December 31,	
	2022	2021
Profit (loss) attributable to equity holders of the Company	$ (16,979,840)	$ (1,414,587)
Weighted average number of common shares for basic earnings per common share	225,264,104	73,628,333
Basic and diluted earnings per common share	$ (0.08)	$ (0.02)

11. Commitments and Contingencies

Legal Proceedings

From time to time, the Company may be a party to litigation or subject to claims incident to the ordinary course of business. The Company was not a party to any material litigation and did not have material contingency reserves established for any liabilities as of December 31, 2022 and 2021.

Indemnification

In accordance with its Articles of Incorporation, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company's request in such capacity. There have been no claims to date.

Minimum Royalty Obligations

In 2021, the Company entered into two license agreements pursuant to which it licenses some of its core technologies, one with DEF, LLC (the 'DEF Agreement") and one with mPhasics, LLC (the "mPhasics Agreement"). The DEF Agreement has no minimum royalty obligations. The mPhasics Agreement requires minimum royalty payments of $100,000 during the first and second calendar years; $150,000 in calendar year three; $200,000 in calendar year four and $250,000 in calendar year five and thereafter indefinitely. For the years ended December 31, 2022 and 2021, the Company expensed $125,000 and $100,000, respectively, related to these license agreements.

Option Fee

In connection with a binding term sheet the Company signed to acquire 70% equity interest of other entity, the Company paid a $100,000 fee for an exclusive option for nine months. This amount will be reduced from the cash consideration paid upon execution of a final agreement. If a final agreement is not reached at the end of the exclusivity period, the $100,000 will be forfeited by the Company and recorded as an expense in the statement of operations. In April 2023, the Company paid an additional $50,000 to extend the option period 90 days.

12. Related Party Transactions

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers. As at December 31, 2022 and 2021, the Company had no amounts due to the officers or directors of the Company.

The remuneration of directors and key management personnel made during the years ended December 31, 2022 and 2021, is as follows:

Year ended December 31,	2022	2021
Salaries to Officers	$390,000	$ 214,500
Royalty fees paid to a company controlled by one of the Company's directors	75,000	50,000
Total	**$ 465,000**	**$ 264,500**

13. Subsequent Events

The Company has evaluated and recognized or disclosed subsequent events, as appropriate, from the balance sheet date through the date the consolidated financial statements were available to be issued.

In 2023, the Company issued 3,000,000 million shares to an employee for which stock-based compensation expense of $536,400 was recorded for the year ended December 31, 2022. The Company also sold 3,700,000 shares of the Company's common stock along with fully vested warrants with an exercise price of $0.10 per share to various investors in a private placement under a Regulation D exemption for $0.05 per share resulting in $185,000 in proceeds to the Company.

On March 29, 2023, the Company executed a promissory note payable to a related party in the amount of $500,000 which is currently due on demand. In connection with the note, the Company issued a warrant for the purchase of 2,000,000 shares of common stock at an exercise price of $0.15 per share. The warrant expires on March 28, 2028.

On April 14, 2023, Psycheceutical acquired all of the outstanding shares of Psycheceutical NZ Limited which was organized in New Zealand on October 27, 2022.